

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

James Lim Eng Hock
Chief Executive Officer
Multi Ways Holdings Limited
3E Gul Circle
Singapore 629633

>   **Re: Multi Ways Holdings Limited**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted October 21, 2022**
>   **CIK No. 0001941500**

Dear James Lim Eng Hock:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted October 21, 2022

Financial Statements, page F-1

1.   Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Report of Independent Registered Public Accounting Firm, page F-2

2.   As previously requested in comment 12, please include the specific date of the Report of Independent Registered Public Accounting Firm in accordance with PCAOB Auditing Standard 3101.10. Also tell us and clarify why the signature month changed from August in the initial filing to October in the current filing.

James Lim Eng Hock
Multi Ways Holdings Limited
November 1, 2022
Page 2

You may contact Andi Carpenter at (202) 551-3645 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye